Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SERVICE LEVEL AGREEMENT

BETWEEN

Presto Engineering Inc., a Delaware company with its principal place of business located at 109 Bonaventura Drive, San Jose Ca 95134, USA, represented by Mr. Michel Villemain, in his capacity as (-----), duly authorized for the purposes herein,

AND

Presto Engineering HVM, a French société par actions simplifiée, with a share capital of 1 euro, whose registered office is located 3, rue du colonel Moll, 75017 Paris, France, registered with the Companies and Commercial Register of Paris, under the number (------), represented by Mr. Michel Villemain, in his capacity as Président, duly authorized for the purposes herein,

Hereinafter collectively referred to as the “Service Provider”,

ON THE ONE HAND

AND

Inside Secure, a French company, whose registered office is located rue de la Carriere de Bachasson, Arteparc Bachasson, 13590 Meyreuil, France, registered with the Companies and Commercial Register of Aix-en-Provence under the number 399 275 395 represented by [•], in his capacity as [•], duly authorized for the purposes herein,

Hereinafter referred to as the “Customer”,

ON THE OTHER HAND

Presto Engineering Inc, Presto Engineering HVM and Inside Secure are hereinafter referred to individually as the “Party” and collectively as the “Parties”

INTRODUCTION

(A)	The Parties signed on [•] 2015 an asset purchase agreement (the “APA”) which sets forth the terms of the asset acquisition by Presto Engineering HVM from Inside Secure of certain assets in the framework of the externalization of Inside Secure’s semiconductor operations (the “Transaction”).

(B)	In the context of this Transaction, the Service Provider will provide services to the Customer, in relation with the new production introductions and the supply chain management, under the terms and conditions described below.

THE PARTIES AGREE AS FOLLOWS:

Article 1	DEFINITIONS

1.1	In this Agreement, capitalized terms shall have the meaning ascribed to them below.

Agreement:	means the present terms and conditions, including the preamble, schedules and any and all amendments.

Closing Date:	means the closing date of the APA, as such date is defined therein.

Committee:	means any and all the committees defined in Article 8.

[***]	has the meaning set out in Article 9.3.

Confidential Information:	means any and all know-how, studies or methodology together with any and all documents, data or other information of technical, commercial or financial nature, and in particular but not limited to any and all information relating to the activities of each of the Parties, disclosed or otherwise made available by one Party to the other Party, in relation to this Agreement, and in particular in the form of graphics, drawings, plans, product data sheets, specifications, processes, reports, client lists, price lists, results, minutes of meetings, instructions and any and all other elements whatsoever.

Deliverables:	means the deliverables specifically made by the Service Provider for the purpose of this Agreement, provided by the Service Provider to the Customer as mentioned in Schedule I or as otherwise agreed in writing by the Parties.

Effective Date	has the meaning set out in Article 4 hereof.

Financial Records	means all financial information that relates to the performance of the Services and to the performance by Service Provider or its affiliates of any similar services for third parties by using any part of the Resources.

[***]	has the meaning set out in Article 4 hereof, subject to any early termination thereof pursuant to the terms of this Agreement.

Licensed Technology	means certain proprietary [***] and other elements of Customer and certain [***] tools and elements, as described in Schedule A of the IP License Agreement.

Resources	means the assets transferred by Customer to Service Provider, as identified in the APA, and the resources used by Service Provider to provide the Services to Customer.

Services:	mean the services provided to the Customer by the Service Provider as detailed in Schedule 1.

Technical Records	means recorded information maintained by Service Provider pursuant to this Agreement that relates to the performance of the Services, including the following:

-      export compliance records;

-      security records (all records to demonstrate compliance with

-      Schedule 3 hereof);

-      Customer’s Confidential Information;

-	[***] and the then current version of the software application;

-	test results database and the then current version of the application; and

-	the then currently released test programs and the test program change history.

[***]	means a contractual year as from the Effective Date, and [***] means the [***] so forth.

1.2	Except where the context otherwise requires, words denoting the singular include the plural and vice versa, words denoting any gender include all genders, and words denoting persons include firms and corporations and vice versa.

1.3	Unless otherwise stated, a reference to a “Article” or “Schedule” is a reference to an article of or schedule to this Agreement.

1.4	Article headings are for ease of reference only and do not affect the construction of this Agreement.

Article 2	SCOPE

This Agreement defines the terms and conditions under which the Service Provider agrees to provide the Customer with the Services and Deliverables.

Article 3	CONTRACTUAL DOCUMENTS

3.1	The performance of the Services will be governed by the set of documents hereunder stated in an order of precedence beginning with the document with the highest priority:

-        the body of this Agreement;

-        its Schedules.

3.2	For the avoidance of doubt and in the event of inconsistency, the body of the Agreement shall prevail over its Schedules.

3.3	Concurrently with this Agreement, the Parties shall enter into a separate sublicense agreement of certain software tools owned by [***] Corporation (the “[***] Software Sublicense Agreement”). The [***] Software Sublicense Agreement is attached hereto as Annex A.

Article 4	TERM

The Agreement comes into force as of the Closing Date (the “Effective Date”) for a period of [***] from such Effective Date (the “[***]”), subject to earlier termination in accordance with the terms of the Agreement.

The Agreement shall then automatically renew by tacit consent for successive [***] periods on the same terms and conditions, unless either Party terminates the Agreement by written notice to the other Party, subject to complying with the applicable prior notice period. The applicable prior notice period is (i) at least [***] prior to the end of the then current contractual period in case Customer is the terminating Party; and (ii) one hundred and [***] prior to the end of the then current contractual period in case Service Provider is the terminating Party.

Article 5	SERVICES AND DELIVERABLES

The Services provided under this Agreement include:

-        the Services for new products introductions (“NPI”);

-        the Services for supply chain management (“SCM”).

The Services and Deliverables are further described in Schedule 1. Contractual quality levels are set out in Schedule 1. Contractual security requirements are set out in Schedule 3.

The Services and Deliverables must be of a quality level at least as good as that practiced and/or provided by Customer to its own clients on or prior to the Closing Date.

The Customer may request the Service Provider to perform new services (the “New Services”). The Service Provider will advise the Customer within twenty (20) business days of the feasibility of such services and shall make a proposal. Once the New Services have been agreed between the parties, they shall be included in the scope of Services.

Article 6	EXCLUSIVITY

6.1	Subject to the terms and conditions of this Agreement, the Parties agree that Service Provider shall act as the exclusive provider of the Services hereunder during the Initial Period.

6.2	On the basis of aforementioned exclusivity, Customer shall not during the life of this Agreement and for a period of two years after its expiration or termination (collectively the “Non Compete Period”), such Non-Compete Period not to exceed in any case five (5) years as from the Closing Date, compete with Service Provider, as set out in Section 7.2.5 of the APA. Customer’s non-compete obligations apply to the Services by Service Provider with respect to Customer’s products that exist as of the Closing Date or, absent any acquisition event as set out below, are developed and commercialized by Customer during the Initial Period. For clarity, said non-compete obligations will not apply to any services (i) relating to products that are co-developed by Customer and any third party(ies); (ii) by a person or group of persons that, directly or indirectly, takes the control of Customer, acquires all or substantially all the assets of Customer, or otherwise merges with Customer, with respect to the products of such person or group of persons, including any new products said person or group of persons develops during the Initial Period; (iii) which are performed, developed and/or provided for the benefit of the Customer and/or any of its affiliates in the event this Agreement expires or is terminated.

6.3	The Service Provider acknowledges that the exclusivity of the Services will terminate de jure as follows upon expiration of the Non-Compete Period without any notice or other formality; in case the Agreement is renewed pursuant to Article 4 above, Services will then be provided on a non-exclusive basis.

Article 7	OBLIGATIONS OF THE PARTIES

7.1	The Service Provider’s obligations

7.1.1	Description of obligations

The Service Provider undertakes to provide the Customer with the Services and Deliverables in strict compliance with the terms of the Agreement, and in particular with the quality levels set out in Schedule 1 and security requirements set out in Schedule 3. Service Provider has a general duty to advise and inform Customer with respect to the performance of the Services hereunder.

With respect to [***] non-compliance issues, Service Provider’s obligations hereunder constitute result obligations (obligations de résultat).

With respect to Services [***], Service Provider’s obligations hereunder constitute « obligations de moyens renforcées ». In the event of a dispute between the Parties with respect to the performance of such Services [***], the onus will lie on Service Provider to establish that it has provided all the necessary and sufficient means and resources to perform the Services.

Service Provider represents and warrants that any documentary Deliverables, such as technical reports and testing (from validation, characterization and qualification of a product), shall be complete and accurate, being understood that this representation and warranty is subject to Customer providing accurate and complete input data to Service Provider.

[***], Presto Engineering HVM must have a quality management system which conforms to IS09001 and certification to this standard must be maintained during the life of this Agreement. The Service Provider and Customer will work together in good faith to continuously improve quality and meet future business requirements.

Customer will provide to Service Provider its proposal for a business continuity plan for the Services (“BCP”) describing its reasonable requirements, in particular in relation to IT back-ups and dual source of supply. On this basis, the Service Provider will propose a BCP to Customer for Customer’s validation. The final BCP shall be in place [***].

The Service Provider will manage environmental considerations in a manner which meets all relevant legal requirements and will work in good faith with the Customer to meet reasonable business requirements for environmental matters.

Service Provider recognizes that some Customer products are subject to export control. Customer will retain responsibility for understanding the export requirements and advising Service Provider of this. The Service Provider will reasonably cooperate with Customer in providing the record keeping necessary to demonstrate compliance and following appropriate export instructions from the Customer.

7.1.2	Non Compliance with contractual obligations

Each Party will promptly notify the other Party of any non-compliance of which it becomes aware or which it has reasonable grounds to believe is likely to occur. CRM or POC (as defined in Article 8 below) will inform in writing the Operational Committee of any non-compliance.

In such case, Service Provider will promptly propose to the Operational Committee a corrective action plan that is likely to remedy such non-compliance. If the corrective action plan cannot be provided within [***] of Customer’s initial request, the issue will be escalated to the Management Committee.

In addition, Customer shall be entitled to the following specific remedies:

-	In case of non-compliance by Service Provider [***] commitments relating to SCM Services, a penalty of [***], for the month during which the non-compliance arose and for any other month during which it remains unresolved;

-	In case of product scraps that are caused by Service Provider’s error, Service Provider will compensate Customer against the cost of the scrap due to such error. For each such product scrap incident, Service Provider’s compensation will be capped at an amount equal [***].

Customer agrees that penalties [***] commitments are final and that no additional damages could be claimed before courts, except for Service Provider’s obligation to indemnify Customer against third party claims related to such a breach.

Service Provider will issue a credit note for each case where penalties or scrap compensation are due pursuant to this clause. Such credit notes will be deducted from Service Provider’s next invoice for Services (in case there is no future invoice, Service Provider will pay the amount of the credit note to Customer).

In all cases, Customer may also elect to escalate the non-compliance issue to the Management Committee for resolution within a maximum [***] as from such escalation.

The Service Provider shall not be held liable for any breach of contract to the extent it is caused by:

-	a Force Majeure Event; or

-	if the non-compliance of the Services is caused by the Customer.

[***] from the date of execution hereof, Presto Engineering HVM will apply to the competent French authorities to obtain the status of an authorized private research center for purposes of research tax credit (organisme de recherche privé au titre du credit d’impôt recherche) pursuant to article 244 quarter B paragraph II d bis of the general fiscal code (code general des impôts).

Service Provider shall report quarterly to Customer [***] in [***] and [***], for purposes of [***], as defined in Article 9.3.1.

7.2	The Customer’s obligations

The Customer undertakes to:

-	provide the Service Provider with any and all necessary information in Customer’s possession, reasonably requested by the Service Provider for the provision of the Services in accordance with this Agreement;

-	actively cooperate with the Service Provider in furtherance of the contractual objectives; pay the Service fee in accordance with Article 9.

Article 8	GOVERNANCE

8.1	By signing the Agreement, the Parties adhere to an obligation of co-operation. This co-operation between the Parties, the management, monitoring and administration of the Services, the escalation and resolution of disputes shall be notably materialised by the appointment of parties’ representatives and the creation of Committees as described below.

The minutes of each Committee’s meeting will be drafted in English by the Service Provider and submitted to the Customer within five (5) business days for approval or reservation, and signature.

8.2	A Customer Relationship Manager (“CRM”) will be appointed by the Service Provider. The CRM is responsible for facilitating regular reviews of the Services execution.

Two Points Of Contact (“POC”) will be nominated by the Customer as direct interface and counter-part of the Service Provider’s CRM. One POC will manage communication on NPI and one will manage communication on SCM.

Both CRM and POC will inform periodically an operational committee composed of nominated members from the Customer’s and Service Provider management teams (“Operational Committee”).

8.3	The Operational Committee mission will be to supervise the proper performance of this Agreement by the Parties and in particular the Services by Service Provider. It shall meet on a monthly basis, or whenever necessary as may be mutually agreed between the Parties, on the proposal of the CRM and POC’s requests. All decisions of the Operational Committee will be taken on the basis of mutual agreement.

Any disagreements at Operational Committees level will be referred to the Management Committee.

8.4	The Management Committee is composed of Customer’s and Service Provider’s executive management team members. It will follow up the performances, decides on escalations and improvement actions to be taken on a quarterly basis.

Article 9	FINANCIAL CONDITIONS

9.1	Service Fees

The Services fees for the provision of the SCM Services and NP1 Services are defined in Schedule 2.

The Services fees are [***] for [***] this Agreement. Beyond [***], the Services will be provided at the prices defined in Schedule 2.

It is expressly agreed that [***] of all Services fees due and payable hereunder consist of the remuneration to Service Provider for the assignment and license of any intellectual property rights pursuant to this Agreement, including the vesting or assignment to Customer of any intellectual property rights in and to Deliverables pursuant to Articles 10.2 and 10.3, the grant of license rights in Service Provider Material pursuant to Article 10.4 and the grant of license rights in Derived Licensed Technology pursuant to Article 17.6.

The Services fees do not include value added tax or any other similar tax or duty which must be paid by the Customer pursuant to applicable law.

Unless otherwise agreed upon by the Parties in writing, invoices are to be issued in [***] and payments are to be made in [***].

The Service Provider will provide the Customer with an activity report with each invoice except for the first invoice.

For clarity, in case of termination of the NPI Services by Customer pursuant to Article 16.2 hereof, only the fees for SCM Services will be applicable to this Agreement.

9.2	Invoicing, Payment and penalties for late payment

During the [***], Service Provider will issue its invoice of [***] Services fees quarterly [***].

The first invoice will be issued on the Closing Date for a pro-rata amount corresponding to the remainder of then current quarter.

The amount of the last invoice will correspond to the remainder of the upcoming quarter up to the date of expiration or termination of the Agreement.

After [***], if the Agreement is renewed, Customer will issue purchase orders and Service Provider will issue its invoices on a monthly basis for Services rendered during the past month.

All invoices shall be paid [***] by the Customer.

If any of the Services fees or any other payments due under this Agreement are not paid by the Customer when due, the Service Provider reserves the right to charge interest at a rate of three (3) times the French statutory interest rate then in effect until payment in full (including any interest due) is received as required under this Agreement. In addition, a lump sum of 50 US Dollars for recovery costs will be automatically due by the Customer. Should the recovery costs be higher, the Service Provider will claim for the payment of additional costs and will provide the proof of this supplementary expense.

Customer is entitled to set off against any Service Provider invoice the amount of any penalties that have been applied by Customer pursuant to this Agreement or costs incurred by Customer pursuant to Article 9.4.

9.3	Reductions of Services Fees

9.3.1	[***]. For clarity, the [***] Service fees will be taken into account for calculating the indemnity pursuant to Article 16.2. Customer may audit Service Provider’s calculation of [***] in accordance with Article 17.5.

9.3.2	In the event of a disagreement between the Parties as to the determination of the Services fee due pursuant to this Article 9.3, and if the Parties are unable to resolve such disagreement within twenty (20) business days after notification of such disagreement has been given by either Party, such disagreement shall be submitted for final and binding adjudication to an independent expert of national repute (the “Independent Expert”). In the event the Parties are unable to agree upon the selection of the Independent Expert within five (5) business days after expiration of the twenty (20) business day period referred to above, the Independent Expert shall be appointed at the request of the most diligent Party, by order of the president of the commercial court (tribunal de commerce) of Paris, ruling in a summary form (forme des référés) and without appeal (insusceptible d’appel). The Independent Expert shall (i) limit its review to the unresolved matters in dispute with respect to the amounts due pursuant to this Article 9.3 (the “Unresolved Matters”), (ii) act as a tiers arbitre pursuant to article 1592 of the French Civil Code and comply with the principe du contradictoire, and (iii) within twenty (20) business days of the submission to it of such dispute, make a final and binding determination of the amounts due pursuant to this Article 9.3 as to the Unresolved Matters. The cost of retaining the Independent Expert with respect to any amounts due pursuant to this Article 9.3 shall be borne equally by both Parties.

9.3.3	[***] after the commencement of each quarter of [***] and [***], Service Provider will issue a report indicating [***] by Service Provider from [***] in relation to services performed by using any part of the Resources, [***] and [***] that are not related to the performance of the Services. On the basis of these reports, the [***] will be calculated and [***] as of right from Service Provider’s [***] for such quarter. The final report under this clause will be provided within fifteen (15) days as from the end of [***], and the corresponding [***] will either be [***] from Service Provider’s next monthly invoice if applicable or at Customer’s request, [***] to Customer.

Article 10	INTELLECTUAL PROPERTY

10.1	The Customer acknowledges and agrees that the performance of the Agreement shall in no way be construed as an assignment of any intellectual property right of any kind, including, but not limited to, any rights on the documents, trademarks, software, documentation, support, studies, memoranda, reports, specifications, plans, drawings and models developed by the Service Provider outside the scope of this Agreement, and all trade secret, copyright, patent, trademark, trade name and other intellectual and proprietary rights therein, are and at all times shall remain the sole and exclusive property of the Service Provider.

10.2	Service Provider acknowledges and accepts that all or part of Services hereunder may be a part of developments made by Customer or by third parties on Customer’s behalf, aimed at creating Customer’s products. Such products shall be used and/or marketed by Customer, under its direction and in its name. Insofar as the personal contribution of Service Provider is an integral part of such developments, the resulting collective works (oeuvre collective) shall be Customer’s property, as set forth in Article L. 113-5 of the French Intellectual Property Code. Should the Deliverables performed by Service Provider hereunder not fall within the definition of collective works for any reason whatsoever, upon full payment thereof by Customer in accordance with the terms of this Agreement, Service Provider hereby assigns to Customer and its successors and assigns, all ownership, right, title and interest in and to any Deliverables, including any and all intellectual and/or industrial property rights or title and related rights (droits connexes) thereto. Service Provider hereby irrevocably assigns transfers and conveys, and shall cause employees, contractors and agents of Service Provider to irrevocably assign, transfer and convey, to Customer without further consideration all right, title and interest in and to the Deliverables. Above-mentioned assignment is made for the entire duration of protection of said rights, for all countries worldwide and includes, without limitation the following rights: (i) the right to reproduce, copy, represent, publish, broadcast, market, sell, dispose and/or distribute the Deliverables, in whole or in part, on any media and by whatever process or means, present or future, known or unknown as at the date hereof, without any limitation, such as but not limited to print, analog, digital, magnetic, the internet or any other medium or communication or broadcasting system or network; (ii) the right to adapt, translate in any language, modify, correct, enhance, improve, integrate in existing or future works, in total or in part, the Deliverables; (iii) the right to use the Deliverables in the broadest possible manner for any internal, personal and business purposes, whether presently existing or developed in the future by Customer or its heirs, successors or assigns; (iv) the right to license, sublicense, assign, or transfer, in whole or in part, definitively or temporarily, any of the above-mentioned rights. Service Provider acknowledges that Customer and the successors and assigns of Customer shall have the right to obtain and hold in their own name the Deliverables. Customer may register the assigned rights and titles with any competent organization, for any purpose, including without limitation, to protect them as patents, trademarks, designs and models. It is expressly agreed upon by the Parties that all rights resulting from any Deliverables performed by Service Provider pursuant to this Agreement, shall be assigned to Customer, as and when they are developed, created, or invented, subject to payment thereof by Customer to Service Provider. Service Provider shall execute any documents or take any other actions as may reasonably be necessary, or as Customer may reasonably request, to perfect Customer’s ownership of any such intellectual and/or industrial property rights and titles. Service Provider warrants that it has the right to grant the foregoing rights and titles, free from any liens, securities, pledges and third party rights and Service Provider will indemnify and keep Customer harmless from and against any damages, losses, costs, fees and/or expenses (including reasonable legal fees incurred), arising out of or in connection with any breach of such warranty.

10.3	This assignment includes in particular the transfer to all audiences and destinations, in all and any languages (including computer languages), of the aforementioned rights.

The abovementioned rights are and will be assigned for all media, technologies, formats, whether known or unknown, present or future, public or not, in particular but not limited to:

•	any written medium (notably but not limited to brochures, leaflets, posters, promotional and advertising materials, books and other media of presentation and on any data format of any nature such as digital, electronic, magnetic, all kinds of videos such as video tapes including VHS 1/2”, VHS %”, 8mm, Digital Video Tape, MiniDV, HDV, DVD, HD-DVD and/or Blue-Ray, laser disks, video on demand, video CD, mini-CDs, etc.),

•	any type of broadcasting (and notably terrestrial, by satellite, cable, optic fiber, pay-per-view or free television, by computer, Internet, DSL, by video-sharing platforms, by web TV and video signals, streaming, MMDS television, cellular phone television, catch-up television),

•	any products such as personal televisions, recorders, virtual recorders, phones, smartphones, tablets, mobile devices, integrated circuits, microcontrollers,

•	any kind of audio and sound exploitation (and in particular phonograms, audio tapes, compact disks, mini-disks, MP3s, CD, radio broadcasting, compilations, phone rings and any other mobile phone services, broadcasts or any other public or private communication including notably but not limited to the cellular phones, the short messaging services (SMS), the multimedia messaging services (MMS), the personal digital assistants (PDAs)),

•	the shows and live performances (stage performances, shops, auditoriums, etc.),

•	any kind of products of all nature (notably but not limited to publications, educational products, games and toys, videogames, etc.), and all kinds of IT products (in particular CD-ROM, CD-I, DVD, pictures, icons, wallpapers, screensaver, Internet services and associated online services, interactive and digital formats, etc.), integrated circuits, microcontrollers, mobile devices, consumer products,

•	any commercial and non-commercial use,

•	all distribution networks, including but not limited to: direct sales, sale at a distance, Internet distribution.

10.4	Service Provider Material. Service Provider remains the owner of its intellectual property rights with regard to all pre-existing material or developed by the Service Provider outside the scope of this Agreement (“Service Provider Material”) provided to Customer by Service Provider or otherwise made available to Customer in the course of the Agreement or the performance of the Services or as part of a Deliverable, in particular with regard to software that was owned or licensed by Service Provider prior to the Effective Date or developed, licensed or acquired by Service Provider after the Effective Date independently of this Agreement or the [***] Sublicense Agreement. Save where expressly agreed, Service Provider does not assign any of Service Provider’s intellectual property rights in the Service Provider Material to Customer, and, except as expressly provided otherwise, does not grant any express or implied rights or licenses to use Service Provider’s intellectual property rights. Notwithstanding the foregoing, Service Provider hereby grants to Customer a non-exclusive, transferable, sub-licensable, fully paid-up, world-wide license to use and exploit Service Provider’s Material, as incorporated in or used in connection with, the Deliverables, for the effective exercise by Customer of all benefits derived from this Agreement, for all Customer’s or its affiliates’ business purposes and for the entire duration of protection of said rights.

10.5	Sublicense of certain [***] Tools. For the sole purposes of the performance of the Services pursuant to this Agreement and subject to the terms and conditions of the [***] Sublicense Agreement, Customer will sublicense to Service Provider certain [***] owned by [***] Corporation, as described in aforementioned agreement. The intellectual property rights in and to any modifications or improvements made by Service Provider to said [***] shall vest and/or be assigned to Customer in accordance with the [***] Sublicense Agreement and Sections 10.2 and 10.3 hereof.

Article 11	CONFIDENTIALITY

11.1	The receiving Party will:

11.1.1	not use Confidential Information of the disclosing Party for a purpose other than the performance of its obligations under this Agreement; and

11.1.2	not disclose Confidential Information of the disclosing Party to a person except with the prior written consent of the disclosing party or in accordance with Articles 11.2 and 11.3.

11.2	The receiving Party may disclose Confidential Information to any of its directors, other officers, employees, professional advisors and authorized contractors (a “Recipient”) solely to the extent that disclosure is strictly necessary for the purposes of this Agreement.

11.3	The receiving Party will ensure that each Recipient is made aware of and complies with the receiving party’s obligations of confidentiality under this Agreement as if the Recipient was a party to this Agreement and shall indemnify the disclosing party for all loss and damage incurred as a result of the Recipient’s breach of confidentiality.

11.4	Notwithstanding any clause herein to the contrary, Deliverables, including any results of Services hereunder such as test and validation reports, shall be treated as Customer’s Confidential Information and shall be kept by Service Provider in strict confidence.

11.5	Articles 11.1 and 11.2 do not apply to Confidential Information:

11.5.1	which is at the date of this Agreement, or at any time after that date becomes general public knowledge other than by the receiving Party’s or a Recipient’s breach of this Agreement;

11.5.2	which can be shown by the receiving Party to have been known by the receiving party before disclosure by the disclosing party to the receiving Party; or

11.5.3	the disclosure of which is required by law or regulation or order of court provided that the disclosing party has taken all reasonable steps to minimize such disclosure and gives the disclosing Party written notice of any application for any such order or such order as soon as possible.

11.6	Service Provider acknowledges that strict compliance with security requirements is an essential obligation of this Agreement as it conditions the issuance and maintenance of certifications applicable to Customer’s products.

11.7	Obligations of confidentiality under this Article shall continue and survive, notwithstanding termination of this Agreement.

Article 12	LIMITATION OF LIABILITY AND INSURANCE

12.1	Each Party shall be liable for any direct and foreseeable damage resulting from a breach or improper performance of its obligations under the Agreement.

12.2	Except for the indemnification obligations hereunder, neither Party shall be held liable for any indirect damages, including but not limited to loss of use, profit, anticipated profit or revenue or for business interruption, arising out of or in connection with this Agreement, however caused.

12.3	Except for any breach by Service Provider of its security or confidentiality obligations, either Party’s entire liability under this Agreement or for any cause of action related to the Services is limited in aggregate to [***].

12.4	As applicable, Service Provider agrees, at its expense and during the term of the Agreement, to procure and maintain insurance coverage with reputable insurance companies which adequately covers Service Provider’s liability exposure under this Agreement, including general liability and professional liability, automobile and property. Such insurance coverage does not constitute any limitations of the liability Service Provider has assumed under this Agreement.

Upon Customer’s request, Service Provider shall furnish a certificate of insurance evidencing the required insurance. The certificate of insurance must state that Customer are named as an additional insured per the terms and conditions of Service Provider’s liability insurance policies for their interests in the work, service, project or operations for the duration of the Agreement.

Article 13	INDEMNITY.

In the event of any claim, suit or proceeding brought by a third party against Customer based upon the Deliverables or use or distribution thereof in accordance with this Agreement, Service Provider agrees to indemnify Customer for any costs, expenses, (including reasonable attorney fees) and for any penalties paid by, or damages actually awarded against Customer, by a final or executory judgment of a court of competent jurisdiction or any settlement entered into by Service Provider as a result of such third party claim to the extent that:

-	Customer promptly notifies Service Provider in writing of any such claim (provided, however, that any delay in notification will not relieve Service Provider of its obligations under this Agreement except to the extent that the delay impairs its ability to defend); and

-	the claim, suit or proceeding brought by the third party against Customer is (or alleged to be) grounded, justified or caused by a non-compliance of the Service to this Agreement, and

-	only with respect to cases where there is no on-going commercial relationship between the third party claimant and Customer, Service Provider has the control of the defence and settlement of any such claim at Service Provider’s expense and with Service Provider’s choice of counsel, provided that Service Provider shall not make any admission of liability nor agree to any settlement without the prior written consent of Customer not to be unreasonably withheld, conditioned or delayed if such settlement: (a) would impose any obligations on Customer; (b) requires an independent admission of liability on the part of Customer; or (c) exposes Customer to any liability, in which case Customer shall have the right at its own expense to engage its own counsel to assist it with respect to such claim and to participate in such defence or settlement in relation to any matter that may result in liability for Customer’s or otherwise affect Customer’s rights or interests; and

-	Customer will cooperate with Service Provider, at Service Provider’s expense, in defending or settling such claim and furnishes to Service Provider, upon request, any reasonable assistance or information in Customer’s possession or control relating to the defence of the claim.

For clarity, Customer will control the defence and settlement of third party claims against Customer that are subject to Service Provider’s indemnification obligations pursuant to this Article in case there is an on-going commercial relationship between Customer and the third party claimant at the date such claim is made, provided that Customer shall not agree to any settlement without the prior written consent of Service Provider not to be unreasonably withheld, conditioned or delayed if such settlement: (a) would impose any obligations on Service Provider; (b) requires an independent admission of liability on the part of Service Provider; or (c) exposes Service Provider to any liability, in which case Service Provider shall have the right at its own expense to engage its own counsel to assist it with respect to such claim and to participate in such defence or settlement in relation to any matter that may result in liability for Service Provider’s or otherwise affect Service Provider’s rights or interests.

If the Deliverable is, or in the opinion of Service Provider may become, the subject of any claim of intellectual property infringement, then Service Provider may without any admission of liability, or if it is determined by a final decision of a competent jurisdiction that the Deliverable infringes upon a third party intellectual property rights then Service Provider shall, at its option and expense, either (i) procure for Customer the right to use the concerned Deliverable; or (ii) use its best efforts to provide Customer with a non-infringing replacement with substantially similar functionality for such Deliverables so that they become non-infringing, and Customer will use its best efforts to use such replacement Deliverable as soon as possible, provided Service Provider identifies at the time of delivery as being provided to address an allegation of intellectual property infringement. Customer may join in defence with counsel of its choice at its own expense. Service Provider shall not reimburse Customer for any expenses incurred by Customer without the prior written approval of Service Provider.

Service Provider will not be liable under this Article with respect to third party claims to the extent they are (or alleged to be) grounded, justified or caused by an act, error or omission by Customer.

Indemnification will be included in the Liability cap stated in Article 12.3.

Article 14	FORCE MAJEURE

14.1	Neither party shall be liable for any event that qualifies as a force majeure event pursuant the case law of the Cour de Cassation of France (“Force Majeure Event”).

14.2	The parties agree that in case of a Force Majeure Event, the affected party shall notify in writing the other party of the event as soon as possible. The affected party shall take all reasonable steps to limit its effects and duration. The delayed party shall resume performance once the condition ceases whereby the affected Party shall extend the period of performance for the length of time the condition endured.

14.3	If a Force Majeure Event lasts more than sixty (60) days, each Party shall be entitled to request the termination of the Agreement by a termination notice, sent by registered letter with acknowledgement of receipt.

Article 15	ASSIGNMENT — SUBCONTRACT

15.1	Subject to the provisions of Articles 15.2 and 15.3 below, no assignment of this Agreement or of any rights or obligations hereunder may be made by any Party without the prior written consent of the other Party, such consent not to be unreasonably withheld (provided in particular that any issue related to solvency of the proposed assignee shall be deemed a reasonable reason to withhold such consent), and any attempted assignment without such required consent shall be null and void.

15.2	Subject to the provisions of Article 16.3 below, the Parties acknowledge that a change in control shall not be considered as an assignment of all or any part of this Agreement or of any rights or obligations under this Agreement.

15.3	Service Provider acknowledges the intuitu personae nature of this Agreement and that the Agreement cannot be assigned by Service Provider in connection with a merger, spin-off or by other operation of law, without Customer’s prior written consent, such consent not to be unreasonably withheld. Conversely, the Agreement may be assigned by Customer in connection with a merger, spin-off or by other operation of law.

15.4	Subject to Customer’s prior written authorization, Service Provider may subcontract part of its obligations to any third parties for the provisions of the Services to the Customer. In particular, incumbent subcontractors will be required to comply with confidentiality and security obligations set forth herein.

Article 16	TERMINATION

16.1	Either Party may terminate this Agreement for cause by following the process described below:

16.1.1	If one of the Parties commits a material breach of any of its contractual obligations, the non-breaching Party shall notify such a material breach to the breaching Party by registered letter with acknowledgement of receipt requested.

16.1.2	If the breaching Party fails to remedy the material breach within thirty (30) days as from the receipt of the written notice, the non-breaching Party shall refer to the Management Committee by sending a letter with acknowledgement of receipt. The Management Committee will meet within the next five (5) days;

16.1.3	If the Management Committee has not resolved the dispute by finding an appropriate resolution of the breach within the next five (5) days, the non-breaching Party may forthwith terminate this Agreement as of right (de plein droit) with immediate effect by sending a written notice to the other Party by registered letter with acknowledgement of receipt requested.

16.2	Customer may terminate this Agreement as of right (de plein droit) for convenience, either in total or in part at any time during the [***], subject to providing Service Provider with thirty (30) days prior written notice. In such case, Customer will pay to Service Provider, as Service Provider’s exclusive remedy for such termination and Customer’s only liability and obligation to Service Provider, an indemnity calculated as follows:

In case of total termination of this Agreement for convenience:

•	In case of total termination during [***], an indemnity equal to [***] of the net Services fees for the remainder of [***] as from the effective date of termination [***] of the applicable net Services fees for [***] of the applicable net Services fees for [***]

•	In case of total termination during [***], an indemnity equal to [***] of the applicable net Services fees for the remainder of [***] as from the effective date of termination [***] of the applicable net Services fees for [***]

•	In case of total termination during [***], an indemnity equal to [***] of the applicable net Services fees for the remainder of [***] as from the effective date of termination.

In case of partial termination of this Agreement for convenience (either termination of SCM Services or NPI Services):

•	In case of partial termination during [***], an indemnity equal to [***] of the applicable net fees for the Services that are terminated for the remainder of [***] as from the effective date of termination [***] of the applicable net fees for such Services for [***] of the applicable net fees for such Services fees for [***]

•	In case of partial termination during [***], an indemnity equal to [***] of the applicable net fees for the Services that are terminated for the remainder of [***] as from the effective date of termination [***] of the applicable net fees for such Services for [***]

•	In case of partial termination during [***], an indemnity equal to [***] of the applicable net fees for the Services that are terminated for the remainder of [***] as from the effective date of termination.

For clarity, fixed Services fees for SCM Services and NPI Services are defined in Schedule 2.

In the event of a disagreement between the Parties as to the determination of the indemnity due pursuant to this Article 16.2, and if the Parties are unable to resolve such disagreement within twenty (20) business days after notification of such disagreement has been given by either Party, such disagreement shall be submitted for final and binding adjudication to an independent expert of national repute (the “Independent Expert”). In the event the Parties are unable to agree upon the selection of the Independent Expert within five (5) business days after expiration of the twenty (20) business day period referred to above, the Independent Expert shall be appointed at the request of the most diligent Party, by order of the president of the commercial court (tribunal de commerce) of Paris, ruling in a summary form (forme des référés) and without appeal (insusceptible d’appel). The Independent Expert shall (i) limit its review to the unresolved matters in dispute with respect to the amounts due pursuant to this Article 16.2 (the “Unresolved Matters”), (ii) act as a tiers arbitre pursuant to article 1592 of the French Civil Code and comply with the principe du contradictoire, and (iii) within twenty (20) business days of the submission to it of such dispute, make a final and binding determination of the amounts due pursuant to this Article 16.2 as to the Unresolved Matters. The cost of retaining the Independent Expert with respect to any amounts due pursuant to this Article 16.2 shall be borne equally by both Parties.

16.3	Notwithstanding Article 15.2 above, Customer shall be entitled to terminate this Agreement for cause, without any indemnity or other liability or obligation to Service Provider, in case an entity that is a competitor to, or is in material litigation with, Customer, takes a controlling stake, purchases all or substantially all assets of, or merges with, the Service Provider or an entity spun off from the Service Provider. For purposes of this clause, a material litigation is litigation that relates to intellectual property rights or unfair competition, including without limitation a dispute about the infringement, validity or enforceability of, or opposition to such intellectual property rights, and commercial litigation for an amount in excess of [***].

16.4	Effect of termination. Upon expiration or termination of this Agreement for any reason, Service Provider shall comply with its reversibility obligations set out in Article 17.6, including the prompt return to Customer of the Technical Records. Expiration or termination of this Agreement shall cause the termination of the Transition Services Agreement. However, the expiration or termination of this Agreement shall not affect the validity and enforceability of the APA and the other Ancillary Agreements. Unless otherwise expressly set out in this Agreement, the expiration or termination of this Agreement shall not give rise to any liability or indemnification by Customer to Service Provider.

Article 17	MISCELLANEOUS

17.1	Pre-existing agreements

This Agreement, together with the agreements and other documents explicitly or implicitly incorporated into this Agreement by reference, (i) constitutes the entire agreement of the parties relating to the subject-matter hereof, and (ii) supersedes any previous agreements between the Parties or their respective group relating to the provision of services substantially the same as to the Services, and in particular the term sheet dated on 26 February 2015 and the non-disclosure agreement dated 15 September 2014.

17.2	Notices

All notices and other communications under this Agreement (each, a “Notice”) shall be in writing and in English language and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or on receipt after dispatch by registered or certified mail, postage prepaid, (or at such other address as the Party to whom notice is to be given has furnished in writing to the other Party). In addition to the requirements of the immediately foregoing sentence, a copy (which copy will not constitute notice) of all notices and other communications hereunder will be sent by email, with the subject line “Project Monterey Notice.” All Notices will be delivered to the addresses set forth below:

(a)       If to Customer and/or any of its Affiliates:

Inside Secure

rue de la Carrière de Bachasson

CS 70025 Arteparc Bachasson

13590 Meyreuil

France

Attention: Pascal Didier

Facsimile: +33 (0)442 37 01 98

Email: pdidier@insidesecure.com

with copies to (which copies will not constitute notice):

Constantin Pavleas

Constantin Pavleas Avocats

28, rue Racine

75006 Paris

France

Email: cpavleas@pavleas-avocats.com

Jones Day

2, rue Saint Florentin

75001 Paris (France)

Attention: Charles Gavoty and Jean-Gabriel Griboul

Telephone: +33(0) 1 56 59 39 39

Facsimile: +33(0) 1 56 59 39 38

Email: cgavoty@jonesday.com; jggriboul@jonesday.com

(b)	If to Service Provider and/or Service Provider Guarantor:

Presto Engineering HVM

2, rue de la Girafe

14000 Caen

France

Attention: [***]

Facsimile: [***]

Email: [***]

Presto Engineering Inc.

109 Bonaventura Drive

San Jose, CA 95134

USA

Attention: [***]

Facsimile: [***]

Email: [***]

[***]

[***]

[***]

[***]

[***]

Attention: [***]

Facsimile: [***]

Email: [***]

17.3	Status of the parties

Both Parties shall be independent contractors. Nothing in this Agreement shall be read so as to construe any legal entity, joint venture, agency, commercial agency, affectio societatis or contract of employment between the parties for any purpose whatsoever. Neither party shall have the authority or power to bind the other or to contract in the name of the other.

17.4	Language

The official language of the Agreement is English, which shall prevail over any other language used in any translated document.

17.5	Inspections, technical and financial audits

17.5.1	Inspections. Where product inventory belonging to Customer is stored in a location under the control of Service Provider, then Service Provider will arrange for Customer to have access to the storage area to conduct an inspection and count of the inventory when requested by the Customer, subject to reasonable prior notice.

17.5.2	Technical Audits. Service Provider shall ensure that it maintains all Technical Records relative to the performance of this Agreement at Service Provider’s principal place of business. At any time during the life of this Agreement, Service Provider agrees to make available for audit by Customer or its customers, or their designated independent auditors, any facilities where Resources are used for the performance of the Services and all Technical Records, subject to reasonable prior notice and at a mutually convenient time. Upon expiration or termination of this Agreement, Customer or its designated auditor may perform a final technical audit to ensure that Service Provider has not kept any copies of Technical Records in accordance with Article 17.6.

17.5.3	Financial Audits. Service Provider shall ensure that it maintains all Financial Records at Service Provider’s principal place of business. Customer or an independent certified public accountant acting on its behalf, may upon reasonable notice to Service Provider and at a mutually convenient time conduct an annual audit of Service Provider’s Financial Records to confirm the accuracy of Service Provider’s invoices pursuant to this Agreement and any [***] that arise in accordance with the terms of Article 9.3. In the event that an audit reveals any excessive charges by Service Provider or that [***] have not been adequately reported, then Service Provider shall immediately refund or pay, as applicable, to Customer any amount due plus interest from the date that the payment was first due until the date on which full payment is made. All inspections or audits of Service Provider’s Financial Records shall be conducted at Customer’s expense, unless the inspection reveals excessive charges or an underpayment of [***] by Service Provider, in which case, Service Provider shall bear the cost of the inspection or audit, including, without limitation, reasonable accountants’ and attorneys’ fees.

17.5.4	Any auditors and/or customers of Customer who will participate or conduct an audit in accordance with this Article 17 shall be bound by a confidentiality obligation. On request, Customer shall confirm to Service Provider that the auditor and/or customer of Customer have a duty of confidentiality. Any auditors and/or customers of Customer will have to abide by the confidentiality and security rules applicable within the Service Provider’s location audited. In addition, the exercise of these audit and inspection rights shall not materially impact on the Service Provider’s ability to perform its obligations under this Agreement and conduct its own business.

17.6	Reversibility

Upon expiration or termination of this Agreement, including partial termination of Services by Customer pursuant to Article 16.2 (the “Reversibility Event”), Service Provider shall promptly return all Technical Records and all copies thereof to Customer, but not later than 15 days after the Reversibility Event. In case of termination of only one category of Services pursuant to Article 16.2 above (either SCM or NPI Services), said reversibility obligations will not only apply to the Technical Records that are necessary to Service Provider for the performance of the category of Services that continue to be performed hereunder. Upon Customer’s request, Service Provider shall have its legal representative confirm in writing that Service Provider has not kept any copy of the Technical Records.

In addition, Service Provider agrees to promptly provide to Customer, but not later than 15 days after a Reversibility Event, the latest version of the source code, object code and accompanying documentation in its possession of all Licensed Technology, as used and exploited by Service Provider immediately prior to such Reversibility Event (hereafter the “Derived Licensed Technology”). On the date of the Reversibility Event, Service Provider shall grant to Customer a non-exclusive, transferable, sub-licensable, fully paid-up, world-wide license, under all Service Provider’s intellectual property rights, for the entire duration of protection of said rights (i) to reproduce, copy, represent, publish, broadcast, market, sell, dispose and/or distribute the Derived Licensed Technology, in whole or in part, on any media and by whatever process or means, present or future, known or unknown as at the date hereof, without any limitation, such as but not limited to print, analog, digital, magnetic, the internet or any other medium or communication or broadcasting system or network; (ii) to adapt, translate in any language, modify, correct, enhance, improve, integrate in existing or future works, in total or in part, the Derived Licensed Technology; (iii) to use the Derived Licensed Technology in the broadest possible manner for any internal, personal and business purposes, whether presently existing or developed in the future by Customer, its affiliates or its heirs, successors or assigns; and (iv) to license, sublicense, assign, or transfer, in whole or in part, definitively or temporarily, any of the above-mentioned rights. The grant of license rights by Service Provider to Customer in Derived Licensed Technology is without prejudice to Customer’s ownership or license rights in the Licensed Technology.

17.7	Joint and Several Liability

Presto Engineering Inc. and Presto Engineering HVM will be jointly and severally liable to Customer for the performance of this Agreement and for any obligations, warranties, indemnifications and liabilities that may arise in connection with this Agreement.

Article 18	LAW AND JURISDICTION

18.1	This Agreement is governed by, and shall be construed in accordance with French laws, without regard to any conflicts of laws provisions.

18.2	If the Parties have not resolved a dispute by finding a settlement agreement, the courts of Paris shall have exclusive jurisdiction to settle the dispute and to hear and decide any suit, action or proceedings relating to the dispute. For these purposes, each party irrevocably submits to the exclusive jurisdiction of the Paris Commercial Court, regardless of where the Service is performed or the domicile of the defendant. The parties expressly agree that this Article also applies in case of multiple defendants or appeals.

This Agreement is issued in two (2) original counterparts.

On                                 , in                             ,

For Presto Engineering Inc.		For Inside Secure
/s/ Michel Villemain		/s/ Pascal Didier
Name:	Michel Villemain	Name:	Pascal Didier
Title:	CEO	Title:	General Manager
Date:	June 30, 2015	Date:	June 30, 2015

For Presto Engineering HVM SAS
/s/ Michel Villemain
Name:	Michel Villemain
Title:	President
Date:	June 30, 2015